

December 20, 2013

Via Email
Lori A. Gwizdala
Chief Financial Officer and Treasurer
Chemical Financial Corporation
235 E. Main Street
Midland, MI 48640

> **Re:** **Chemical Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **File No. 000-08185**

Dear Ms. Gwizdala:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Period Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies
Loans Modified Under Troubled Debt Restructurings, page 67

1. We note your disclosure that loans reported as TDRs do not include certain loans that are in a nonaccrual status that have been modified by the Corporation due to the borrower experiencing financial difficulty and for which a concession has been granted, as the Corporation does not expect to collect the full amount of principal and interest owed from the borrower on these modified loans. Please tell us how you concluded that these loans do not

qualify as TDRs, how this policy follows GAAP and specifically refer to the guidance in ASC 310-30 you used to form this policy.

2. We note your disclosure that interest income recognized on TDRs may include accretion of an identified impairment at the time of modification which is attributable to a temporary reduction in the borrower's interest rate. Please tell us the following concerning this policy for recognizing interest income:
   - Confirm, if true, that you are only recognizing cash flows that the loan customers are contractually obligated to pay;
   - Tell us how your policy follows GAAP and specifically refer to the guidance in ASC 310-40 you used to form this policy;
   - Quantify the amount included in interest income in the periods presented related to this accretion; and
   - To further enhance our understanding of this process, please provide an example scenario of accretion of identified impairment with an accompanying timeline explaining how interest is recognized over the life of the TDR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3492 if you any other questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant